Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, APRIL 1, 2021 - 9:30 A.M. (Eastern)

VOTING RESULTS:

This report on the voting results of the 165th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at: https://www.td.com/document/PDF/investor/2021/E-2021-Proxy-Circular.pdf

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1 .	Election of Directors

	Each of the fourteen (14) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

	Nominee	Votes For	% Votes	Votes Witheld	% Votes
			For		Withheld
	Amy W. Brinkley	944,689,158	99.5	5,202,380	0.5
	Brian C. Ferguson	940,954,825	99.1	8,936,655	0.9
	Colleen A. Goggins	945,756,925	99.6	4,134,555	0.4
	Jean-René Halde	947,874,103	99.8	2,017,435	0.2
	David E. Kepler	948,196,073	99.8	1,695,465	0.2
	Brian M. Levitt	942,380,684	99.2	7,510,854	0.8
	Alan N. MacGibbon	948,295,546	99.8	1,595,992	0.2
	Karen E. Maidment	944,933,156	99.5	4,958,382	0.5
	Bharat B. Masrani	945,483,016	99.5	4,408,522	0.5
	Irene R. Miller	932,802,642	98.2	17,088,896	1.8
	Nadir H. Mohamed	934,256,731	98.4	15,634,807	1.6
	Claude Mongeau	948,498,806	99.9	1,392,732	0.1
	Joe Natale	945,532,240	99.5	4,359,298	0.5
	S. Jane Rowe	948,616,175	99.9	1,275,363	0.1

2 .	Appointment of Auditor

	The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

	Votes For	% Votes For	Votes Withheld		% Votes Withheld
	965,419,825	99.2	7,533,060		0.8

3 .	Advisory vote on the approach to executive compensation

	Votes For	% Votes For	Votes Against		% Votes Against
	910,922,623	95.9	38,956,683		4.1

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4 and 5 below:

4 .	Shareholder Proposal 1 - Circular Economy

	Votes For	% Votes For	Votes Against	% Votes Against
	80,881,608	8.5	866,561,587	91.5

	Votes Abstained*
	2,432,503

5 .	Shareholder Proposal 2 - Diversity Target

	Votes For	% Votes For	Votes Against	% Votes Against
	73,078,862	7.7	872,426,856	92.3

	Votes Abstained*
	4,385,541

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by email at tdshinfo@td.com.